CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 W. Alabama Ste. 1150                               M Gregory Cutler, Esq.**
Houston, Texas 77098
Tel (713) 888-0040 Fax (800) 836-0714            *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                                 March 18, 2010

Kevin W. Vaughn, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Prepaid Card Holdings, Inc.
     Item 4.01 Form 8-K Filed January 31,2011
     File No. 000-53270

Mr. Vaughn,

     This letter accompanies Amendment No. 1 to the Item 4.01 8-K filed March 18, 2011. We are in receipt of your letter dated February 2, 2011 regarding the above referenced Form 8-K. This letter contains responses to your comments. Attached in the .pdf version filed herewith is a copy of the Amendment with changes marked. This letter corresponds in part and number to the comments of your letter.

1. We note your statement that Mr. Corso is unavailable and effectively was not your auditor and, thus, you have not requested him to provide a letter agreeing with the disclosures in this filing as required by Item 304(c) of Regulation S-K. In lieu of a letter of agreement from Mr. Corso, and because you were under the belief that you had hired the audit firm of Gruber & Company to perform your independent audit work, please provide Gruber & Company with the Item 4.01 disclosures included in this filing and request a letter of agreement from them.

     Please amend your Form 8-K to include the required letter from your former auditor.

We have requested that Gruber & Company provide the required letter. We have not to date received such a letter from Gruber & Company. If received, we will file any such letter by amendment within 2 days of receipt of such letter.

We have also amended the 8-K to include this information.

2. We note from your disclosure that became aware of Mr. Corso's status (e.g. that he was not a licensed accountant) in January 2010 and that you hired a new independent accountant in January 2011. Further, note your response included in correspondence filed with us on September 1, 2010 in which you indicated that you would file audited financial statements for the fiscal year ended 2009 as well as re-audited financial statements for the fiscal year ended 2008 upon engagement of an independent auditor. We remind you of your obligation to file audited financial statements for the fiscal years ended 2008 and 2009.

We acknowledge the obligation to file audited financial statements for the fiscalyears ended 2008 and 2009. We anticipate completing the audits and filing the financial statements within the next two weeks, but in any case before the end of April, 2011.

3. It appears that you have met the disclosure requirements of Item 4.02(b) of Form 8-K. However, it does not appear that you have provided the information required by Item 4.02(c). Please provide the Gruber & Company with the Item 4.02 disclosures included in this filing and request a letter of agreement from them. Please amend your Form 8-K to both file under Item
     4.02 and to include the required letter from your former auditor.

We have amended the 8-K to include Item 4.02 disclosure. We have requested that Gruber & Company provide the required letter. We have not to date received such a letter from Gruber & Company. If received, we will file any such letter by amendment within 2 days of receipt of such letter.

We have also amended the 8-K to include this information.

4. To the extent that the Item 4.02 reporting requirement was triggered in January 2010 when you became aware of Mr. Corso's status (e.g. that he was not a licensed accountant), it would appear that you became ineligible to incorporate your financial statements by reference within any registration statements (e.g. a Form S-3). Further, since you have not filed audited financial statements for 2008 or 2009, your Form 10-K appears to be materially deficient, which would also make you ineligible to incorporate your financial statements by reference within any registration statements.

We acknowledge the deficiency of the 10-K and the delinquency of our 2008 and 2009 audited financial statements. We will consider those facts when making any determination as to the availablility of incorporation by reference in any future registration statements.

                                     * * *

The Company and its management hereby acknowledge that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Prepaid Card Holdings, Inc.

                                        By: \s\ Bruce A. Berman
                                            -------------------
                                        Bruce A. Berman
                                        President

                                     * * *

     Please do not hesitate to contact our office should you have any questions or concerns on this matter.

                                   Very truly yours,

                                   \s\ M Gregory Cutler
                                   M Gregory Cutler
                                   Cutler  law  Group